UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File No. 000-27163

SWK Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	77-0435679
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15770 North Dallas Parkway, Suite 1290

Dallas, TX 75248

(Address of principal executive office, including Zip Code)

(972) 687-7250

(Registrant’s telephone number, including area code)

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value per share

(Title of each class)

SWK HOLDINGS CORPORATION
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.

Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by SWK Holdings Corporation (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about August 27, 2014 to the holders of record at the close of business on August 22, 2014 of our common stock, par value $0.001 per share (“Common Stock”), regarding a change of a majority of the members of our board of directors (three out of five members) to be effected in connection with a transaction between us and Carlson Capital, L.P. (“Carlson”).

On August 18, 2014, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Carlson. Pursuant to the terms of the Purchase Agreement, on August 18, 2014, Double Black Diamond Offshore Ltd. (“Double Black Diamond”) and Black Diamond Offshore Limited (“Black Diamond”), funds affiliated with Carlson (collectively, the “Stockholder”), acquired 55,908,000 newly issued shares of Common Stock for a purchase price of $1.37 per share or an aggregate purchase price of $76,593,960 (the “Initial Closing”). Prior to August 18, 2014, the Stockholder and its affiliates beneficially owned approximately 29.8% of our Common Stock. In addition, an affiliate of Carlson is the lender under our credit facility. Following the acquisition of the 55,908,000 shares of Common Stock at the Initial Closing, the Stockholder and its affiliates beneficially own approximately 69.0% of our outstanding Common Stock. As a result of its ownership of a majority of our outstanding Common Stock, the Stockholder is able to control all actions to be taken by stockholder vote, including elections of the members of our board of directors.

In connection with the Purchase Agreement, effective as of the Initial Closing, William Clifford, Michael Margolis and John Nemelka resigned from our board of directors and we agreed to appoint the following persons nominated by the Stockholder to fill the vacancies created: Christopher W. Haga, D. Blair Baker and Edward B. Stead. Mr. Stead was appointed as a Class II director for a term expiring in 2017, and Mr. Baker and Mr. Haga were appointed as Class III directors for terms expiring in 2014. Information about the appointees to the board of directors is provided under the heading “Changes to the Board of Directors” below.

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As a result of a change in a majority of the members of our board of directors (three out of five members), pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement ten days before the appointments of Messrs. Haga, Baker and Stead become effective.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of our directors becomes effective (otherwise than at a meeting of stockholders).

Please read this Information Statement carefully. It contains certain biographical and other information concerning the persons who will become our directors ten days after this Information Statement is filed with the SEC and transmitted to our stockholders in accordance with Rule 14f-1. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is August 27, 2014.

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TABLE OF CONTENTS

CHANGE OF CONTROL	1

INFORMATION CONCERNING OUTSTANDING SECURITIES	3

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT	3

CHANGES TO THE BOARD OF DIRECTORS	5

INFORMATION CONCERNING OFFICERS AND DIRECTORS	6

Directors Prior to the Transactions	6

Directors After the Transactions	8

Executive Officers	9

BOARD MEETINGS, DIRECTOR INDEPENDENCE AND ANNUAL MEETING ATTENDANCE	10

2013 DIRECTOR COMPENSATION	12

EXECUTIVE COMPENSATION AND RELATED INFORMATION	13

LEGAL PROCEEDINGS	16

CODE OF ETHICS AND CONDUCT	16

COMMUNICATING WITH MEMBERS OF THE BOARD	16

TRANSACTIONS WITH RELATED PERSONS	16

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	19

WHERE YOU CAN FIND MORE INFORMATION	20

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CHANGE OF CONTROL

On August 18, 2014, we entered into the Purchase Agreement with Carlson. Pursuant to the terms of the Purchase Agreement, on August 18, 2014, Double Black Diamond and Black Diamond, funds affiliated with Carlson, acquired 55,908,000 newly issued shares of Common Stock for a purchase price of $1.37 per share or an aggregate purchase price of $76,593,960. The source of funds used to make the purchases was the working capital of the Stockholder. Prior to August 18, 2014, the Stockholder and its affiliates beneficially owned approximately 29.8% of the Common Stock. In addition, an affiliate of Carlson is the lender under our credit facility. Following the acquisition of the 55,908,000 shares, the Stockholder and its affiliates beneficially own approximately 69.0% of our Common Stock. As a result of its ownership of a majority of our outstanding Common Stock, the Stockholder is able to control all actions to be taken by stockholder vote, including elections of the members of our board of directors.

The Purchase Agreement provides that we will use reasonable best efforts to conduct a rights offering (the “Rights Offering”) as promptly as reasonably practical after the Initial Closing. The Rights Offering will be substantially on the terms set forth in the registration statement on Form S-1 filed by us with the SEC on February 13, 2014, as the same has been (and as it may be) amended and supplemented (including each amendment and supplement thereto, the “Registration Statement”). The Stockholder will have the right to participate in the Rights Offering on the same terms as all other stockholders, including with respect to the subscription price. In connection with the Purchase Agreement, the Stockholder agreed that it would only exercise that number of rights it receives in the Rights Offering which represents the number of rights it would have received on the day immediately preceding the Initial Closing. Pursuant to a Standby Purchase Agreement (the “Standby Purchase Agreement”) that we intend to enter into with Double Black Diamond, L.P., an affiliate of the Stockholder (the “Standby Purchaser”) prior to the commencement of the Rights Offering, the Standby Purchaser will serve as the standby purchaser with respect to the Rights Offering and will generally have the right to purchase any unsubscribed shares (other than shares the Stockholder has agreed not to purchase pursuant to the exercise of its rights as described above).

The Purchase Agreement further provides that, following the closing of the Rights Offering, the Stockholder will purchase a number of newly issued additional shares of Common Stock such that (after taking into account the Initial Closing and the closing of the Rights Offering, including any shares of Common Stock purchased by the Stockholder and its affiliates in the Rights Offering, including as Standby Purchaser) the Stockholder’s and its affiliates’ voting percentage of Common Stock equals 69% on a fully-diluted basis.

In connection with the Purchase Agreement, we, Double Black Diamond and Black Diamond entered into a Stockholders’ Agreement, dated as of August 18, 2014 (the “Stockholders’ Agreement”) pursuant to which, among other things, we granted the Stockholder approval rights with respect to certain transactions, including the incurrence of indebtedness over specified amounts, the sale of assets over specified amounts, declaration of dividends, loans, capital contributions to or investments in any third party over specified amounts, changes in the size of our board of directors or changes in our chief executive officer. In addition, the Stockholder agreed that until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock it will not increase its voting percentage of Common Stock to greater than 76% or cause us to engage in any buybacks in excess of 3% of the then outstanding shares of Common Stock without offering to acquire all of the then-outstanding Common Stock at the same price and on the same terms and conditions. The Stockholder further agreed that, until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, it will not sell shares of Common Stock to any purchaser that would result in such purchaser having a voting percentage of Common Stock in excess of 40% (and with neither the Stockholder and its affiliates nor any other holder of Common Stock and its affiliates holding a voting percentage in excess of 40%) unless such purchaser contemporaneously makes a binding offer to acquire all of our then-outstanding Common Stock, at the same price and on the same terms and conditions as the purchase of shares from the Stockholder. The Stockholder also agreed that, until the earlier of the eighth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, the Stockholder will not engage in a transaction as described in Rule 13e-3 under the Exchange Act without offering to acquire all of the then-outstanding Common Stock at the same price and on the same terms and conditions. Additionally, until the earlier of the eighth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, the Stockholder agreed to maintain at least two directors who are not affiliates of the Stockholder or us (the “Non-Affiliated Directors”), and agreed that any related party transaction or deregistration of the Common Stock from SEC reporting requirements requires the approval of the Non-Affiliated Directors. The Stockholders’ Agreement also contains a right for the Stockholder to serve as the exclusive standby purchaser for any additional rights offerings prior to September 6, 2016, and a pre-emptive right to purchase its pro rata share of any additional offerings other than such rights offerings by us prior to such date.

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The Stockholders’ Agreement also provides that, until the second anniversary of the Initial Closing, we will not seek, negotiate or consummate any sale of Common Stock (with certain customary exceptions), except through one or more rights offerings substantially on the same structural terms as the Rights Offering. In addition, the Stockholder agreed that until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, it would provide support to us in various ways, including with respect to sourcing financing and other business opportunities.

Additionally, in connection with the Purchase Agreement and the transactions described above (collectively, the “Transactions”), effective as of the Initial Closing, William Clifford, Michael Margolis and John Nemelka resigned from our board of directors and we agreed to appoint the following persons nominated by the Stockholder to fill the vacancies created: Christopher W. Haga, D. Blair Baker and Edward B. Stead. Mr. Stead was appointed as a Class II director for a term expiring in 2017, and Mr. Baker and Mr. Haga were appointed as Class III directors for terms expiring in 2014. Information about the appointees to the board of directors is provided under the heading “Changes to the Board of Directors” below.

If the Rights Offering is completed and each of our stockholders as of the record date purchases the full number of shares to which it is entitled, we will issue an additional 14,534,884 shares of Common Stock in the Rights Offering, as a result of which we will have an aggregate of 113,617,778 shares of Common Stock issued and outstanding. In such an event, funds affiliated with Carlson would beneficially own in the aggregate approximately 63.9% of our Common Stock (including the 1,000,000 shares of Common Stock underlying the existing warrant held by the Standby Purchaser).

If none of our stockholders as of the record date purchases shares in the Rights Offering but we consummate the Rights Offering, then the Standby Purchaser will purchase, pursuant to the Standby Purchase Agreement, 14,534,884 shares in the Rights Offering and, together with other affiliates of Carlson, would own in the aggregate 82,591,984 shares of our Common Stock (out of 113,617,778 shares outstanding and excluding the 1,000,000 shares of Common Stock underlying the existing warrant held by the Standby Purchaser), which would equal approximately 72.7% of our then issued and outstanding shares of Common Stock.

If the Standby Purchaser purchases 14,534,884 shares pursuant to the Standby Purchase Agreement because no other stockholder exercises its rights in the Rights Offering, and if the Standby Purchaser were to exercise its existing warrant to purchase 1,000,000 shares of Common Stock, affiliates of Carlson, including the Standby Purchaser, would own in the aggregate 72.9% of our then issued and outstanding shares of Common Stock.

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INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized capital stock consists of 255,000,000 shares. The authorized capital stock is divided into 5,000,000 shares of preferred stock, par value $0.001 per share, and 250,000,000 shares of Common Stock. As of August 22, 2014, we had issued and outstanding 99,082,894 shares of Common Stock, held by approximately 598 stockholders of record. As of August 22, 2014, 4,670,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options and warrants to purchase shares of Common Stock. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. As of August 22, 2014, no shares of preferred stock were issued or outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. As of the date of this Information Statement, Carlson and its affiliates beneficially own 69,057,100 shares of our Common Stock, including a warrant to purchase 1,000,000 shares of our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of our Common Stock as of August 19, 2014, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than five percent of our outstanding stock;
•	each of our named executive officers;
•	each of our directors; and
•	all current directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Applicable percentage ownership in the following table is based on 99,082,894 shares of Common Stock outstanding as of August 19, 2014, as adjusted to include options and warrants exercisable within 60 days of August 19, 2014 held by the indicated stockholder or stockholders.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o the Company. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock held by them. To determine the number of shares beneficially owned by persons other than our directors, executive officers and their affiliates, we have relied on beneficial ownership reports filed by such persons with the SEC.

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	Number of	Percentage of
	Shares	Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Owned
D. Blair Baker	0	*
Winston Black (1)	63,701	*
Christopher W. Haga(2)	0	*
Charles Jacobson	4,000	*
J. Brett Pope (3)	262,469	*
Edward B. Stead	0	*
Michael D. Weinberg (4)	305,000	*
Directors and executive officers as a group	635,170	0.6%
5% Stockholders
Entities affiliated with Carlson Capital, L.P. (5)	69,057,100	69.0%

*Less than one percent.

(1)	Excludes (i) 750,000 options that are not currently exercisable to acquire shares of Common Stock that vest, if at all, in quarterly increments based upon our 60 day average stock price being above $1.24, $1.66, $2.07 and $2.49, respectively, and will be cancelled if the stock prices fail to meet such vesting criteria by December 31, 2018, (ii) 500,000 options that are not currently exercisable to acquire shares of Common Stock, one quarter of which vest on each of December 31, 2015, December 31, 2016, December 31, 2017, and December 31, 2018, and (iii) 500,000 options that are not currently exercisable to acquire shares of Common Stock that vest, if at all, if our 30 day average stock price is above $2.06, and will be cancelled if the stock price fails to meet such vesting criteria by December 31, 2018.

(2)	Mr. Haga and Carlson have advised us that Mr. Haga is an employee of Carlson but is not a controlling person thereof.

(3)	Excludes (i) 750,000 options that are not currently exercisable to acquire shares of Common Stock that vest, if at all, in quarterly increments based upon our 60 day average stock price being above $1.24, $1.66, $2.07 and $2.49, respectively, and will be cancelled if the stock prices fail to meet such vesting criteria by December 31, 2018, (ii) 500,000 options that are not currently exercisable to acquire shares of Common Stock, one quarter of which vest on each of December 31, 2015, December 31, 2016, December 31, 2017, and December 31, 2018, and (iii) 500,000 options that are not currently exercisable to acquire shares of Common Stock that vest, if at all, if our 30 day average stock price is above $2.06, and will be cancelled if the stock price fails to meet such vesting criteria by December 31, 2018.

(4)	Mr. Weinberg and Carlson have advised us that Mr. Weinberg is an employee of Carlson but is not a controlling person thereof.

(5)	Based solely on the Schedule 13D/A filed on August 19, 2014, with the SEC reporting beneficial ownership of 69,057,100 shares, and includes a warrant to purchase 1,000,000 shares of Common Stock by Carlson and its affiliates (which expressly disclaim beneficial ownership of shares of Common Stock reported as owned by Mr. Weinberg). The 69,057,100 shares beneficially owned by Carlson and its affiliates are directly owned by Double Black Diamond and Black Diamond and the warrant to purchase 1,000,000 shares is directly owned by the Standby Purchaser (together, the “Funds”). The Schedule 13D/A was filed by: (i) Double Black Diamond, (ii) Black Diamond, (iii) the Standby Purchaser, (iv) Carlson; (v) Asgard Investment Corp. II (“Asgard II”); (vi) Asgard Investment Corp. (“Asgard”); (vii) Clint D. Carlson; and (viii) Mr. Weinberg. Carlson, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 4,523,423 shares reported in the Schedule 13D/A as directly owned by Black Diamond, (ii) the 63,533,677 shares reported in the Schedule 13D/A as directly owned by Double Black Diamond and (iii) the 1,000,000 Shares issuable upon exercise of the warrant owned by the Standby Purchaser. Carlson is the investment manager of the Funds. The principal business of Asgard II is serving as the general partner of Carlson. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard and Carlson. The principal business address of Carlson is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

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CHANGES TO THE BOARD OF DIRECTORS

The board of directors is divided into three classes. The board of directors is comprised of five directors, comprised of one Class I director, two Class II directors and two Class III directors. In connection with the Transactions, William Clifford, Michael Margolis and John Nemelka resigned from our board of directors, and we agreed to appoint Christopher W. Haga, D. Blair Baker and Edward B. Stead to fill the vacancies created. Mr. Stead was appointed as a Class II director for a term expiring in 2017, and Mr. Baker and Mr. Haga were appointed as Class III directors for terms expiring in 2014. As a result of the Stockholder’s ownership of a majority of our outstanding Common Stock, the Stockholder is able to control all actions to be taken by stockholder vote, including elections of the members of our board of directors. The appointments of Messrs. Haga, Baker and Stead will become effective ten days after this Information Statement is filed with the SEC and transmitted to our stockholders in accordance with Rule 14f-1. See “Directors After the Transactions” for more information concerning the newly appointed directors.

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INFORMATION CONCERNING OFFICERS AND DIRECTORS

Directors Prior to the Transactions

Set forth below is biographical information for each of our directors prior to the Transactions.

		Committee		Director
Name	Age	Memberships	Principal Occupation	Since
Class I Director
Michael D. Weinberg	50	Governance, Compensation	Employee of Carlson Capital, L.P.	2009

Class II Directors
William T. Clifford	68	Compensation, Audit	Chief Executive Officer of Spencer Trask & Co.	2005
J. Brett Pope	43		Chief Executive Officer	2012

Class III Directors
Michael A. Margolis	47	Audit, Governance	Managing Member of Maric LS, LLC and Maric Fund Management, LLC	2010
John F. Nemelka	48		Managing Principal, NightWatch Capital Group, LLC	2005

William T. Clifford. Mr. Clifford has served on the board since December 2005. Since March 2008, Mr. Clifford has been the Chief Executive Officer of Spencer Trask & Co., a private equity and venture capital firm. From August 2005 until March 2008, Mr. Clifford served as Chairman of the Board of Directors and Chief Executive Officer of Aperture Technologies, Inc., a data center management software solutions company. He served on the Board of Directors of Aperture Technologies, Inc. from 2003 until his appointment as Chairman of the Board of Directors and Chief Executive Officer in August 2005. From 2001 to 2003, Mr. Clifford served as a General Partner of The Fields Group, a venture capital and management consulting firm. From 1993 to 1999, Mr. Clifford held various executive positions at the Gartner Group, Inc., an information technology and market research company, including President and Chief Executive Officer. Prior to these positions, Mr. Clifford was President of the Central and National Account divisions and Corporate Vice President, Information Systems Development at Automatic Data Processing, Inc., a transaction processing and data communication services company. Mr. Clifford holds a B.A. degree in Economics from the University of Connecticut. Mr. Clifford also serves on the Board of Directors of Cybersettle Holdings Inc., an internet-based dispute resolution provider, and has previously served as a director of Gartner Inc. (NYSE:IT), ProBusiness Services (NASD:PRBZ) and GridApp Systems and other early stage growth companies.

J. Brett Pope. Mr. Pope has served on the board since July 2012. Mr. Pope has been our Chief Executive Officer since May 2012. From 2009 to May 2012, Mr. Pope was an executive with PBS Capital Management, LLC, an investment management business investing in pharmaceutical royalties and healthcare equities that Mr. Pope co-founded in 2009. Prior to PBS Capital, Mr. Pope was with Highland Capital Management, L.P., serving as a Senior Portfolio Analyst from 2001 to 2003, Portfolio Manager from 2003 to 2005 and a Partner and Senior Portfolio Manager from 2005 to 2008. Mr. Pope covered investments in several different industries, at one point managing an $8 billion portfolio, with approximately $4 billion made up of healthcare investments across the capital structure. From 1999 to 2001, Mr. Pope served as Senior Research Analyst at Streetadvisor.com, covering the healthcare sector. From 1996 to 1999, Mr. Pope served as Senior Research Analyst at Southwest Securities, covering the Financial Services and Building and Construction Products sectors. Prior to Southwest Securities, Mr. Pope also served as an equity research analyst for Hodges Capital Management and a financial analyst for Associates First Capital. Mr. Pope received a B.B.A. degree in Finance from the University of Texas at Austin where he graduated Magna Cum Laude. Mr. Pope has earned the right to use the Chartered Financial Analyst designation.

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Michael A. Margolis. Mr. Margolis has served on the board since 2010. Mr. Margolis is the founder and member of Maric LS, LLC, formed in 2005, and Maric Fund Management, LLC, formed in 2011, or collectively Maric, which serve as investment managers for various public or private equity investments. Maric is focused on investing in inefficient, out-of-favor, complex or overlooked value-oriented opportunities. From 2002 to 2005, Mr. Margolis was a Director of Sage Capital Growth, Inc., an investment manager focused on public and private equity investment opportunities worldwide. From 1998 to 2002, Mr. Margolis was a co-founder and Partner of Arcadia Partners, L.P., a private equity fund focused on the education and training sectors. From 1993 to 1998, Mr. Margolis was employed by Bear, Stearns & Co. Inc., as an associate and subsequently as a Vice President in investment banking in the Media and Entertainment Group in New York. From 1989 to 1991, Mr. Margolis was employed by Kidder, Peabody & Co. Incorporated as a financial analyst in the Mergers and Acquisitions Group in New York. Mr. Margolis received an M.B.A. degree from Harvard Business School in 1993 and a B.A. degree in philosophy from University of Michigan in 1989.

John F. Nemelka. Mr. Nemelka has served on the board since October 2005. Mr. Nemelka founded NightWatch Capital Group, LLC, an investment management business, and has served as its Managing Principal since its formation in July 2001. From January 4, 2010, to June 29, 2012, Mr. Nemelka served as our Interim Chief Executive Officer. From 1997 to 2000, Mr. Nemelka was a Principal at Graham Partners, a private equity investment firm and affiliate of the privately-held Graham Group. From 2000 to 2001, Mr. Nemelka was a Consultant to the Graham Group. Mr. Nemelka holds a B.S. degree in Business Administration from Brigham Young University and an M.B.A. degree from the Wharton School at the University of Pennsylvania. Mr. Nemelka also serves on the Board of Directors of SANUWAVE Health, Inc., a medical technology company.

Michael D. Weinberg. Mr. Weinberg has served on the board since December 2009 and was recommended as a nominee to the board of directors by Carlson, an investment management business which, as of August 19, 2014, beneficially owned 69.0% of our outstanding Common Stock. Mr. Weinberg is Managing Director - Special Projects for Carlson and has served in a variety of investment and operational roles at Carlson since November 1999. From January 1996 to November 1999, Mr. Weinberg was Director of Investments at Richmont Capital Partners, L.P., the investment affiliate of privately-held Mary Kay Cosmetics. Prior to Mary Kay, Mr. Weinberg also held positions as an analyst for Greenbrier Partners, a value oriented hedge fund, and as an associate attorney for the law firm of Baker Botts L.L.P. Mr. Weinberg holds a B.A. degree from the Plan II Liberal Arts Honors Program and a J.D. degree, both from the University of Texas at Austin. Mr. Weinberg is a CFA Charterholder.

In connection with the Transactions, Messrs. Clifford, Margolis and Nemelka resigned from the board of directors on August 18, 2014.

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Directors After the Transactions

Set forth below is certain information regarding the persons who were appointed as directors in connection with the Transactions. The appointment of Messrs. Haga, Baker and Stead will become effective ten days after this Information Statement is filed with the SEC and transmitted to our stockholders in accordance with Rule 14f-1.

		Committee		Director
Name	Age	Memberships	Principal Occupation	Since
Class I Director
Michael D. Weinberg	50	Governance, Compensation	Employee of Carlson Capital, L.P.	2009

Class II Directors
Edward B. Stead	67	Audit, Governance	Private Investor	N/A
J. Brett Pope	43		Chief Executive Officer	2012

Class III Directors
Christopher W. Haga	46	Compensation	Portfolio Manager and Head of Strategic Investments, Carlson Capital, L.P.	N/A
D. Blair Baker	53	Audit	President, Precept Capital Management	N/A

The biographical information for Mr. Weinberg and Mr. Pope are set forth above under “Directors Prior to the Transactions.”

Christopher W. Haga. Mr. Haga was appointed as a Class III director for a term expiring at the 2014 annual meeting of stockholders. Mr. Haga is Portfolio Manager and Head of Strategic Investments at Carlson. Mr. Haga, who joined Carlson in 2003, has 22 years of experience in public and private investing, investment banking and structured finance. His role at Carlson includes public and private investing in financial institutions, energy companies and special situations. Prior to Carlson, Mr. Haga held investment banking and principal investing roles at RBC Capital Markets, Stephens, Inc., Lehman Brothers (London) and Alex. Brown & Sons. Mr. Haga holds a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill and an M.B.A. degree from the University of Virginia.

D. Blair Baker. Mr. Baker was appointed as a Class III director for a term expiring at the 2014 annual meeting of stockholders. Mr. Baker has served as the president of Precept Capital Management (“Precept”), an investment management company based in Dallas, Texas, since he founded Precept in 1998. Precept invests across multiple industries and asset types, focusing primarily on publicly-traded securities. His investments in the healthcare sector have included pharmaceutical, medical device, biotech, medical services and medical technology. He has extensive relationships throughout the industry. Mr. Baker also formed an oil and gas operating company with ongoing operations in the Fort Worth Basin in North Texas. Other relevant prior experience includes Mr. Baker’s position as vice president and securities analyst covering telecommunications equipment companies at Rauscher Pierce Refsnes (later acquired by RBC) and as a member of the research team at Friess Associates that managed $7 billion of client assets.

Edward B. Stead. Mr. Stead was appointed as a Class II director for a term expiring at the 2017 annual meeting of stockholders. Mr. Stead began his career as a lawyer at IBM from 1973 to 1985. He then served at Apple Computer, Inc. from 1987 until 1996, where he held titles up to and including Senior Vice President, General Counsel and Secretary. At Apple, Mr. Stead led the significant advance of Apple in filing of patented inventions. He also served as Executive Vice President, General Counsel and Secretary of Blockbuster, Inc. from 1997 until 2006. Mr. Stead has served on the Legal Advisory Boards of both the NYSE and the NASD. He is currently a member of the American Law Institute and serves on the Advisory Boards of the Perot Museum on Nature and Science as well as the Booker T. Washington High School for the Performing and Visual Arts. Mr. Stead’s current primary occupation is a private investor.

The newly appointed directors were not provided with any compensation in connection with their appointment.

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Executive Officers

The biographical information for Mr. Pope, our Chief Executive Officer, is set forth above under “Directors Prior to the Transactions”.

Winston Black, age 38. Mr. Black joined us as Managing Director in May 2012 from PBS Capital Management, LLC, an investment management business investing in pharmaceutical royalties and healthcare equities that Mr. Black co-founded in 2009. Prior to PBS Capital, Mr. Black was a Senior Portfolio Analyst at Highland Capital Management, L.P. from September 2007 to March 2009 where he managed a portfolio of approximately $2 billion in healthcare investments. Prior to joining Highland, Mr. Black served as COO/Analyst and Chief Compliance Officer at Mallette Capital Management, Inc., a $200 million biotech focused hedge fund. Prior to Mallette Capital, Mr. Black was Vice President, Corporate Development for ATX Communications, Inc. Mr. Black began his career as an Analyst in the Healthcare and Telecommunications groups at Salomon Smith Barney. Mr. Black received M.B.A. degrees with distinction from both Columbia Business School and London Business School and received a B.A. degree in Economics from Duke University, where he graduated Cum Laude.

Charles Jacobson, age 42. Charles Jacobson was appointed our chief financial officer in September 2012. He serves as the CEO and Managing Director of Pine Hill Group, LLC, or Pine Hill, a consulting firm which he co-founded in 2007. Pine Hill provides management level finance, accounting and transaction advisory services to middle market public and private companies. From 2012 to 2013, Mr. Jacobson served as CEO and CFO of Pro Capital, LLC, or Pro Cap, an investment management business specializing in investments of municipal tax liens pursuant to an agreement between Pine Hill and Pro Cap. Mr. Jacobson also served on Pro Cap’s board of managers from 2012 to 2014. From 2008 to 2011, Mr. Jacobson served as CFO of FS Investment Corporation pursuant to an agreement between Pine Hill and FS Investment Corporation. From 2001 to 2007, Mr. Jacobson worked for ATX Communications, Inc., or ATX, becoming the organization’s senior vice president of finance where he was responsible for managing ATX’s finance organization. Prior to working for ATX, Mr. Jacobson held senior managerial audit positions with Ernst & Young LLP from 1999 to 2000 and with BDO Seidman, LLP from 1996 to 1999, where he was responsible for audit engagements of private, pre-IPO and publicly traded companies in a variety of different industries. Mr. Jacobson began his professional career in 1993 at a regional public accounting firm where he performed audits on governmental entities. Mr. Jacobson is a Certified Public Accountant and holds a B.S. degree in Accounting from Rutgers University.

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BOARD MEETINGS, DIRECTOR INDEPENDENCE AND ANNUAL MEETING ATTENDANCE

 Independence

The board has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in the NASDAQ Stock Market rules, and determined that four of our former directors, Messrs. Clifford, Margolis, Nemelka and Weinberg, were independent under the rules of The NASDAQ Stock Market and that our three new directors, Messrs. Baker, Haga and Stead, are independent under the rules of The NASDAQ Stock Market.

The board met 9 times in 2013, including telephone conference meetings. During 2013, no director attended fewer than 75% of the aggregate of the total number of meetings of the board and the total number of meetings held by all committees of the board on which such director served during the time period for which each such director served on the board.

Members of our board of directors, may, at their option, attend our annual meetings of stockholders. All of our directors attended the 2013 Annual Meeting of Stockholders.

Committees of the Board

The board has three standing committees: the audit committee, the compensation committee, and the governance and nominating committee.

Audit Committee. We have a standing audit committee of the board, or the Audit Committee, established in accordance with Rule 10A-3 promulgated under the Exchange Act. Prior to the Transactions, the members of our Audit Committee were Messrs. Margolis (Chair) and Clifford. The new members of our Audit Committee will be Messrs. Stead and Baker. Each former and new member of the Audit Committee meets the independence and other requirements to serve on our Audit Committee under the rules of The NASDAQ Stock Market and the rules of the SEC. In addition, the board determined that Mr. Baker is an “audit committee financial expert” as defined in the rules of the SEC.

The Audit Committee met four times in 2013. The board has adopted a written charter for the Audit Committee, a copy of which is posted in the Corporate Governance section of our website (at www.swkhold.com). The principal functions of the Audit Committee are to oversee our accounting and financial reporting processes and the audits of our financial statements, oversee our relationship with our independent auditors, including selecting, evaluating and setting the compensation of, and approving all audit and non-audit services to be performed by, the independent auditors, and facilitate communication among our independent auditors and our financial and senior management.

Compensation Committee. We have a standing compensation committee of the board, or the Compensation Committee. Prior to the Transactions, the members of our Compensation Committee were Messrs. Clifford (Chair) and Weinberg. The new members of our Compensation Committee will be Messrs. Weinberg (Chair) and Haga.

The Compensation Committee met once in 2013. Each former and new member of the Compensation Committee meets the independence and other requirements to serve on our Compensation Committee under the rules of The NASDAQ Stock Market and the rules of the SEC.

The board has adopted a written charter for the Compensation Committee, a copy of which is posted in the Corporate Governance section of our website (at www.swkhold.com). The Compensation Committee has responsibilities relating to the performance evaluation and the compensation of our Chief Executive Officer, the compensation of our executive officers and directors and our significant compensation arrangements, plans, policies and programs, including our stock compensation plans. Certain of our executive officers, our outside counsel and consultants may occasionally attend the meetings of the Compensation Committee. However, no officer of the Company is present during discussions or deliberations regarding that officer’s own compensation.

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Governance and Nominating Committee. We have a standing governance and nominating committee of the board, or the Governance and Nominating Committee. Prior to the Transactions, the members of our Governance and Nominating Committee were Mr. Weinberg (Chair) and Mr. Margolis. The new members of our Governance and Nominating Committee will be Mr. Weinberg (Chair) and Mr. Stead. The Governance and Nominating Committee did not meet in person in 2013. It took all required action by written consent. Each of Messrs. Weinberg, Margolis and Stead met the independence and other requirements to serve on our Governance and Nominating Committee under the rules of The NASDAQ Stock Market and the rules of the SEC.

The board has adopted a written charter for the Governance and Nominating Committee, a copy of which is posted in the Corporate Governance section of our website (at www.swkhold.com). The Governance and Nominating Committee considers the performance of the members of the board and nominees for director positions and evaluates and oversees corporate governance and related issues.

The goal of the Governance and Nominating Committee is to ensure that the members of the board possess a variety of perspectives and skills derived from high-quality business and professional experience. The Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the board. To this end, the Governance and Nominating Committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, a high level of education, broad-based business acumen and the ability to think strategically. Although the Governance and Nominating Committee uses these and other criteria to evaluate potential nominees to the board, it has no stated minimum criteria for such nominees. The Governance and Nominating Committee does not use different standards to evaluate nominees depending on whether they are proposed by our directors and management or by our stockholders. To date, we have not paid any third parties to assist us in this process.

The Governance and Nominating Committee will consider stockholder recommendations for director candidates. The Governance and Nominating Committee has established the following procedure for stockholders to submit such recommendations for which there has been no material change: the stockholder should send the name of the individual and related personal and professional information, including a list of references to our Governance and Nominating Committee, in care of the Corporate Secretary at our principal executive offices, sufficiently in advance of the annual meeting to allow the Governance and Nominating Committee appropriate time to consider the recommendation.

Board Leadership Structure and Risk Oversight

We separated the roles of Chief Executive Officer and Chairman of the Board on January 4, 2010. Mr. Weinberg serves as Chairman of the Board, while Mr. Pope serves as our Chief Executive Officer. The board of directors believes the separation of these roles enables effective oversight of management and provides checks and balances with respect to the decision making process at the Company.

The board of directors, in conjunction with our officers, is responsible for considering, identifying and managing material risks to us. The Audit Committee plays a critical role in evaluating and managing internal controls, financial risk exposure and monitoring the activities of our independent registered public accounting firm. The entire board also receives updates at each board meeting regarding any material risks from our management.

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Compensation of Directors

The Company’s current director compensation policy is that each non-employee director is granted 35,000 restricted shares of Common Stock annually. The restricted stock fully vests on the first anniversary of each grant, and is forfeited if the board member does not complete the year of service.

We reimburse our directors for reasonable travel and other reasonable expenses incurred in connection with attending the meetings of the board. We are also party to indemnification agreements with each of our directors.

2013 DIRECTOR COMPENSATION

The table below summarizes the compensation paid by us to our non-executive directors for the fiscal year ended December 31, 2013. Mr. Pope, as an employee of the Company, does not receive any additional compensation for his service on the board.

	Stock
Name	Awards (1)	Total
(a)	($)(c)	($)(h)
William T. Clifford	$29,050	$29,050
Michael A. Margolis	$29,050	$29,050
John F. Nemelka	$29,050	$29,050
J. Brett Pope	—	—
Michael D. Weinberg	$29,050	$29,050

(1)

The amounts reported represent the stock-based compensation expense that was calculated in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, or FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 7 to our consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”).

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EXECUTIVE COMPENSATION AND RELATED INFORMATION

The table below summarizes the total compensation earned by each of the named executive officers for the fiscal years ended December 31, 2013 and 2012.

Name and	Fiscal	Salary	Bonus	Stock	Option
Principal Position	Year	($)	($)	Awards	Awards	All Other
(a)	(b)	(c)	(d)	($)	($)	Compensation	Total
J. Brett Pope, CEO	2013	$205,746	$77,919	—	—	$—	$283,665
	2012	125,083	42,500	—	161,250	—	328,833
Winston Black, Managing Director	2013	205,746	77,919	—	—	—	283,665
	2012	125,083	42,500	—	161,250	—	328,833
Charles Jacobson, CFO(1)	2013	—	—	—	—	—	—
	2012	—	—	—	—	—	—
John Nemelka, Former Interim CEO	2013	—	—	—	—	—	—
	2012	111,501	—	230,000	—	125,000	466,501
Paul Burgon, Former Interim CFO	2013	—	—	—	—	—	—
	2012	113,292	—	115,000	—	125,000	353,292

(1)

Mr. Jacobson was appointed CFO effective September 4, 2012. He is not an employee of our company and receives no salary or other compensation from us. He serves as our chief financial officer pursuant to an agreement between us and Pine Hill. All of Mr. Jacobson’s compensation is paid by Pine Hill.

Messrs. Pope and Black joined the Company effective May 15, 2012. Mr. Nemelka resigned as Interim Chief Executive Officer effective June 29, 2012, and Mr. Pope became CEO effective June 29, 2012. Mr. Burgon resigned as Interim Chief Financial Officer effective September 3, 2012.

Bonus

The amount in the bonus column represents discretionary bonus awards to Messrs. Pope and Black in December 2012. Messrs. Pope and Black’s 2013 bonus awards were calculated according to their employment agreements and were paid in April 2014.

Stock Awards

The values for stock awards in this column represent the grant date fair value of shares of restricted stock granted in 2012, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 7 to our consolidated financial statements contained in the 2013 Form 10-K. On May 14, 2012, Mr. Nemelka was granted 750,000 shares of restricted stock and Mr. Burgon was granted 375,000 shares of restricted stock in connection with their resignation from the Company. The restricted stock vests in 1/3 increments based upon our 60-day average stock price performance between $1.66 and $2.49, and will be cancelled if the stock prices fail to meet such vesting criteria in five years. All shares of restricted stock issued to the resigning directors in their capacity as Outside Directors (as defined in the SWK Holdings Corporation 2010 Equity Incentive Plan) and held by the resigning directors at the Initial Closing fully vested as of the Initial Closing. The 750,000 shares of restricted stock granted by the Company to Mr. Nemelka on May 14, 2012 remained outstanding following the Initial Closing and will continue to vest in accordance with the terms thereof. For purposes of the Kana Software, Inc. 1999 Stock Incentive Plan, as amended, all options to purchase shares of Common Stock held by the resigning directors will remain outstanding and exercisable through the first anniversary of the Initial Closing, at which time they will immediately terminate.

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Option Awards

The values for option awards in this column represent the grant date fair value of stock options granted in 2012, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 7 to our consolidated financial statements contained in the 2013 Form 10-K. On May 14, 2012, each of Messrs. Pope and Black were granted options to acquire 750,000 shares of Common Stock at an exercise price of $0.83. The options vest in quarterly increments based upon our 60-day average stock price performance between $1.24 and $2.49, and will be cancelled if the stock prices fail to meet such vesting criteria by December 31, 2018. The table does not include the option awards Messrs. Pope and Black received on August 18, 2014.

All Other Compensation

The amounts in this column represent for 2012, severance payments to Messrs. Nemelka and Burgon pursuant to the terms of their employment arrangements with us.

Material Terms of Employment

On August 18, 2014, we entered into new employment agreements with Messrs. Pope and Black. Under their respective new agreements, Messrs. Pope and Black will each receive an annual base salary of $212,000 for the year ended December 31, 2014 and $240,000 beginning January 1, 2015, and will be entitled to a bonus based on our performance. In addition, each received an option grant for 1,000,000 shares with an exercise price of $1.37 per share. Fifty percent of the options vest over 4 years beginning December 31, 2015 and fifty percent vest if the 30-day average closing stock price exceeds $2.06 prior to December 31, 2018. In addition, the vesting termination date for the options granted to Messrs. Pope and Black on May 14, 2012 was extended from May 14, 2017 to December 31, 2018. The employment agreements expire on December 31, 2018. Both Mr. Pope’s and Mr. Black’s employment agreements provide for 6 months’ severance in the event they are terminated us without cause or they resign for good reason. In addition, we can elect to pay Mr. Pope and Mr. Black their annual salaries for up to eighteen months (following the six months’ severance period) to enforce a non-compete and non-solicitation agreement for up to two years from the date of their separation from the Company. We are also party to indemnification agreements with our executive officers that may require us to indemnify such officers against liabilities that may arise by reason of the officers’ status or service.

Since our employees are at will, we do not believe that there are any material risks arising from our compensation policies and practices for our employees.

2010 Equity Incentive Plan

On November 8, 2010, the board of directors approved the 2010 SWK Holdings Corporation Equity Incentive Plan, or the 2010 Plan. The purpose of the 2010 Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success, by offering them an opportunity to participate in our future performance through the grant of equity awards. The 2010 Plan is administered by the Compensation Committee of the board of directors. The 2010 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests. At any time after the grant of an award, the administrator may accelerate the period during which the award vests.

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Outstanding Equity Awards at December 31, 2013

Below are the outstanding equity awards for our named executive officers as of December 31, 2013. Mr. Nemelka was awarded these options prior to his appointment as an executive officer of the Company, in his capacity as a director of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Equity Incentive
	Number	Plan Awards:				Number of
	of	Number of				Shares or
	Securities	Securities				Units of	Market Value
	Underlying	Underlying	Option	Option		Stock that	Shares or Units
	Unexercised	Unexercised	Exercise	Expiration		have not	of Stock that
Name	option	Unearned	Price	Date		Vested	have not Vested
(a)	(#) (b)	Options (#)(d)	($)(e)	($)(f)		(#)(g)	($)(h)(3)
J. Brett Pope		750,000 (1)	$0.83	12	/31/2018		$885,000
Winston Black		750,000 (1)	$0.83	12	/31/2018		$885,000
John F. Nemelka						750,000 (2)	$885,000
	40,000		$2.95	8	/18/2015
	10,000		$3.50	8	/18/2015
	10,000		$2.67	8	/18/2015
	10,000		$1.24	8	/18/2015
	10,000		$0.70	8	/18/2015
Paul Burgon						375,000 (2)	$442,500

(1)	The options vest in quarterly increments based upon our 60-day average stock price performance between $1.24 and $2.49.

(2)	The restricted stock vests in 1/3 increments based upon our 60-day average stock price performance between $1.66 and $2.49

(3)	Based on the closing stock price on July 15, 2014.

2013 Option Exercises

None of our named executive officers acquired shares of our Common Stock pursuant to the exercise of options during our fiscal year ended December 31, 2013.

Compensation Committee Interlocks and Insider Participation

The former members of our Compensation Committee are Messrs. Clifford and Weinberg. The new members of our Compensation Committee will be Messrs. Haga and Weinberg. No members of our Compensation Committee were employees of SWK during 2013. During 2013, none of our executive officers served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board or our Compensation Committee.

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LEGAL PROCEEDINGS

To our knowledge, no current director, officer or affiliate of the Company, or any owner of record or beneficially of more than five percent of any class of voting securities of the Company, and none of the named appointees as directors, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to us, or has a material interest adverse to us, in any legal proceeding.

To our knowledge, no current officer or director and none of the named appointees as directors has been the subject of any event or proceeding disclosable under Item 103 of Regulation S-K promulgated by the SEC.

CODE OF ETHICS AND CONDUCT

The board of directors has adopted a Code of Ethics and Conduct applicable to all of our directors, officers and employees, as required by applicable securities laws and the rules of the SEC. A copy of the Code of Ethics and Conduct is posted in the Corporate Governance section of our website at www.swkhold.com.

COMMUNICATING WITH MEMBERS OF THE BOARD

Stockholders may communicate with any of our directors by written mail addressed to the Secretary, SWK Holdings Corporation, 15770 North Dallas Parkway, Suite 1290, Dallas, Texas 75248. Stockholders are encouraged to include proof of beneficial ownership of our capital stock in such communications. The Secretary will forward all communications to the applicable director or directors.

TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

Our Audit Committee Charter requires our Audit Committee to review and approve certain transactions between us and our executive officers, directors and greater than 5% beneficial owners of our Common Stock, and each of their immediate family members.  Transactions subject to the review and approval of the Audit Committee (or another independent body of the board of directors) include transactions between us and the related person in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which such person has or will have a direct or indirect material interest.  To identify any related party transactions, each year, we submit and require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members has an interest.  In addition, the board of directors determines, on an annual basis, which members of the board of directors meet the definition of independent director as defined in the rules of The NASDAQ Stock Market and reviews and discusses any relationships with a director that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.  In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances available to it, including but not limited to the risks, costs, benefits to our company, terms of the transaction, availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence.  Our Audit Committee approves only those transactions that it determines in good faith are in, or are not inconsistent with, our best interests.

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Certain Transactions with Related Persons

From January 2010 to September 30, 2012, we subleased approximately 2,300 square feet on a month-to-month basis under an agreement with Nightwatch, a company of which John Nemelka, one of our former board members, is the Managing Principal, and Paul Burgon, our former Interim Chief Financial Officer, is a Principal and the Chief Financial Officer. Our rent under this sublease was approximately $4,200 per month. Additionally, we entered into a services agreement with Nightwatch to provide certain administrative services at cost. These agreements terminated effective June 30, 2012.

We are party to a credit facility with the Standby Purchaser, an entity affiliated with Carlson, entered into on September 6, 2013. The credit facility provides us financing, primarily for the purchase of eligible investments. The facility works as a delayed draw credit facility where we have the ability to draw down, as necessary, for a period of 18 months (the “Draw Period”), up to $30 million, based on certain conditions. The credit facility provides for an initial $15 million to be available at closing. On or before the last day of the Draw Period, we can request the loan amount to be increased to $30 million upon us realizing net proceeds of at least $10 million in cash through the issuance of new equity securities. Following the Initial Closing, we repaid $11 million previously drawn under the credit facility, which cannot be redrawn, and requested that the loan amount be increased to $30 million. As a result, we now have a maximum of up to $19 million available under the credit facility, subject to our compliance with the credit facility. As of August 21, 2014, no amounts were outstanding under the credit facility.

Repayment of the facility is due upon maturity, four years from the closing date. The Standby Purchaser has received a security interest in substantially all of our assets as collateral for the facility. In conjunction with the credit facility, we issued a warrant to the Standby Purchaser for 1,000,000 shares of our Common Stock at a strike price of $1.3875. In connection with the credit agreement, we and the Standby Purchaser entered into a Voting Rights Agreement restricting the Stockholder’s voting rights under certain circumstances and providing the Stockholder a right of first offer on certain future share issuances. In connection with the Transactions, the Voting Rights Agreement was terminated on August 18, 2014.

On August 18, 2014, we entered into the Purchase Agreement with Carlson. Pursuant to the terms of the Purchase Agreement, on August 18, 2014, Double Black Diamond and Black Diamond, funds affiliated with Carlson, acquired 55,908,000 newly issued shares of Common Stock for a purchase price of $1.37 per share or an aggregate purchase price of $76,593,960.

The Purchase Agreement provides that we will use reasonable best efforts to conduct the Rights Offering as promptly as reasonably practical after the Initial Closing. The Rights Offering will be substantially on the terms set forth in the Registration Statement. The Stockholder will have the right to participate in the Rights Offering on the same terms as all other stockholders, including with respect to the subscription price. In connection with the Purchase Agreement, the Stockholder agreed that it would only exercise that number of rights it receives in the Rights Offering which represents the number of rights it would have received on the day immediately preceding the Initial Closing. The Standby Purchaser, an affiliate of the Stockholder, has agreed to serve as the standby purchaser with respect to the Rights Offering and will generally have the right to purchase any unsubscribed shares (other than shares the Stockholder agreed not to purchase pursuant to the exercise of its rights as described above).

The Purchase Agreement further provides that, following the closing of the Rights Offering, the Stockholder will purchase a number of newly issued additional shares of Common Stock such that (after taking into account the Initial Closing and the closing of the Rights Offering, including any shares of Common Stock purchased by the Stockholder and its affiliates in the Rights Offering, including as standby purchaser) the Stockholder and its affiliates’ voting percentage of Common Stock equals 69% on a fully-diluted basis.

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In connection with the transactions described above, we have agreed to reimburse the Stockholder for up to $900,000 in transaction expenses.

In connection with the Purchase Agreement, we, Double Black Diamond and Black Diamond entered into the Stockholders’ Agreement pursuant to which, among other things, we granted the Stockholder approval rights with respect to certain transactions including the incurrence of indebtedness over specified amounts, the sale of assets over specified amounts, declaration of dividends, loans, capital contributions to or investments in any third party over specified amounts, changes in the size of our board of directors or changes in our chief executive officer. In addition, the Stockholder agreed that until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock it will not increase its voting percentage of Common Stock to greater than 76% or cause us to engage in any buybacks in excess of 3% of the then outstanding shares of Common Stock without offering to acquire all of the then-outstanding Common Stock at the same price and on the same terms and conditions. The Stockholder further agreed that, until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, it will not sell shares of Common Stock to any purchaser that would result in such purchaser having a voting percentage of Common Stock in excess of 40% (and with neither the Stockholder and its affiliates nor any other holder of Common Stock and its affiliates holding a voting percentage in excess of 40%) unless such purchaser contemporaneously makes a binding offer to acquire all of our then-outstanding Common Stock, at the same price and on the same terms and conditions as the purchase of shares from the Stockholder. The Stockholder also agreed that, until the earlier of the eighth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, the Stockholder will not engage in a transaction as described in Rule 13e-3 under the Exchange Act without offering to acquire all of the then-outstanding Common Stock at the same price and on the same terms and conditions. Additionally, until the earlier of the eighth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, the Stockholder agreed to maintain at least two Non-Affiliated Directors, and agreed that any related party transaction or deregistration of the Common Stock from SEC reporting requirements requires the approval of the Non-Affiliated Directors. The Stockholders’ Agreement also contains a right for the Stockholder to serve as the exclusive standby purchaser for any additional rights offerings prior to September 6, 2016, and a pre-emptive right to purchase its pro rata share of any additional offerings other than such rights offerings by us prior to such date.

The Stockholders’ Agreement also provides that, until the second anniversary of the Initial Closing, we will not seek, negotiate or consummate any sale of Common Stock (with certain customary exceptions), except through one or more rights offerings substantially on the same structural terms as the Rights Offering. In addition, the Stockholder agreed that until the earlier of the fifth anniversary of the Initial Closing or the date it owns less than 40% of the outstanding shares of Common Stock, it would provide support to us in various ways, including with respect to sourcing financing and other business opportunities.

Additionally, in connection with the Transactions, effective as of the Initial Closing, William Clifford, Michael Margolis and John Nemelka resigned from our board of directors, and we agreed to appoint the following persons nominated by the Stockholder to fill the vacancies created: Christopher W. Haga, D. Blair Baker and Edward B. Stead. Mr. Stead was appointed as a Class II director for a term expiring in 2017, and Mr. Baker and Mr. Haga were appointed as Class III directors for terms expiring in 2014. Information about the appointees to the board of directors is provided under the heading “Changes to the Board of Directors” above.

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Based on a Schedule 13D/A filed on August 19, 2014, with the SEC, funds affiliated with Carlson, together with the Standby Purchaser, reported beneficial ownership of 69,057,100 shares of Common Stock, which as of August 19, 2014 represented approximately 69.0% of our outstanding Common Stock. The Standby Purchaser is an affiliate of Carlson. Mr. Michael D. Weinberg, who serves as Chairman of our board of directors, is employed by Carlson and serves as its Managing Director -- Special Projects. Mr. Christopher W. Haga, a director appointee, is employed by Carlson as Portfolio Manager and Head of Strategic Investments.

If the Rights Offering is completed and each of our stockholders as of the record date purchases the full number of shares to which it is entitled, we will issue an additional 14,534,884 shares of Common Stock in the Rights Offering, as a result of which we will have an aggregate of 113,617,778 shares of Common Stock issued and outstanding. In such an event, funds affiliated with Carlson would beneficially own in the aggregate approximately 63.9% of our Common Stock (including the 1,000,000 shares of Common Stock underlying the existing warrant held by the Standby Purchaser).

If none of our stockholders as of the record date purchases shares in the Rights Offering but we consummate the Rights Offering, then the Standby Purchaser will purchase, pursuant to the Standby Purchase Agreement, 14,534,884 shares in the Rights Offering and, together with other affiliates of Carlson, would own in the aggregate 82,591,984 shares of our Common Stock (out of 113,617,778 shares outstanding and excluding the 1,000,000 shares of Common Stock underlying the existing warrant held by the Standby Purchaser), which would equal approximately 72.7% of our then issued and outstanding shares of Common Stock.

If the Standby Purchaser purchases 14,534,884 shares pursuant to the Standby Purchase Agreement because no other stockholder exercises its rights in the Rights Offering, and if the Standby Purchaser were to exercise its existing warrant to purchase 1,000,000 shares of Common Stock, affiliates of Carlson, including the Standby Purchaser, would own in the aggregate 72.9% of our then issued and outstanding shares of Common Stock.

Except as otherwise set forth in the Information Statement, there have not been, and there are not currently proposed, any transactions or series of similar transactions in which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the board of directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock.  Based solely on (i) information provided to us by our current officers and directors, and (ii) our review of reporting forms filed by our directors, executive officers and persons who hold more than 10% of our outstanding Common Stock, we believe that during 2013 such persons filed the reports required under Section 16(a) of the Exchange Act on a timely basis.

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WHERE YOU CAN FIND MORE INFORMATION

 We file reports with the SEC. These reports include annual reports and quarterly reports, as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

By Order of the Board of Directors

J. Brett Pope
Chief Executive Officer

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